Mittal Steel Company

Q4 2005 Earnings Presentation to the Press

February 15, 2006

Corporate Speakers
Lakshmi Mittal	Mittal Steel
Chairman and CEO
Aditya Mittal	Mittal Steel
CFO

Audience Participants
Chris Furber	SteelWEEK
Journalist
Oliver Morgan	The Observer
Journalist
Henry Cooke	Steel Business Briefing
Journalist
Ed Simkins	Sunday Telegraph
Journalist
Roger Beard	TV-AM
Journalist
Mark Roche	Journalist
Andrew Mann	Reuters
Journalist
Andrew Johnson	Daily Express
Journalist

PRESENTATION

No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

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Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Lakshmi Mittal: [in progress] Everyone and thank you for coming to today's Mittal Steel's Q4 and full-year earnings press conference. As today's results demonstrate, Mittal Steel is a company with a very solid financial profile, with strong cash flows and profitability. We have delivered a strong set of numbers, which underpin our strong financial position, our margin and ROIC remains amongst the highest in the industry.

Before we turn our attention to the results in more detail, however I would like to talk to you briefly about our offer for Arcelor. As you all know, approximately three weeks ago we made an offer to Arcelor shareholders to join forces with us to create the world's leading steel company. There has been significant coverage in the media of this offer over the past weeks. Today, we are here to principally talk about Mittal Steel's results for the fourth quarter and the full-year.

However, it is clear that the combination with Arcelor is the most important point on our agenda. Therefore I thought before taking you through Mittal Steel's results, I wanted to spend a few moments to retrace our strong conviction of the industry logic of this deal. I will then provide you with an overview of Mittal Steel's business model before turning over to Aditya who will present our results and guidance.

We remain convinced that this is the right transaction for our respective shareholders and stakeholders. And it is a step change for the steel industry as a whole. Consolidation is creating value in the steel industry.

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From regional perspective, both companies are highly complimentary. This transaction creates the first truly global steel company with number one position in Europe, U.S., Latin America, Africa and strong positions in Asia.

Mittal Steel contributes strong vertical integration and exposure to growth markets while Arcelor has a strong downstream position. As we have communicated before, the combination of the two companies will yield substantial synergies on purchasing, marketing, trading and manufacturing process optimization. The combined group will have leadership in R&D and product development.

We are very encouraged by the initial response -- positive, response to our proposal. As you know, we have been speaking to many investors and stakeholders. The investor reaction has been overwhelmingly positive and the strategic implications of this transaction for the industry have been applauded. As we continue to explain our vision for the combined group and industry, we remain confident that we will be able to convince all stakeholders that this transaction represents a substantial opportunity.

As we have said before, we are willing to enter into proper discussions with the management and the Board of Arcelor on organizational strategy, industrial, social, and governance issues relates to our proposal with an open mind. With this I will walk you through this Q4 results.

Today's agenda is, I will present you Mittal Steel's business model, Aditya will talk about results and guidance and then I'll come back and speak about market prospects and outlook and questions and answers. I would like to begin with giving an overview of the Mittal Steel. It is the number one high quality steel producer with a cool steel capacity of more than 70 million tons.

A truly global steel company with leading positions in four continents, strong vertical integration, world's fifth largest producer of iron ore, strong growth characteristics, high returns, significant earnings diversification, annual revenues of $28.1 billion and net income of $3.4 billion in 2005, which we have announced this morning. Market capitalization of $24 billion with listing in New York and Amsterdam.

The foundation of Mittal Steel is we built upon a portfolio of high quality efforts across the world. We think of ourselves operating in two major markets, developed markets and developing markets. Developed markets is North America and Western Europe, where we have a shipment of 27.4 million tons.

These markets have these characteristics. They have a stable economic growth, higher cost structure, focus on value-added products and larger contract business. More than 50% of our business in these areas are contract business.

We are number one in North America, and 75% of our business in Mittal USA is value-added products. We are rated one technically by General Motors and Ford, who are the largest producers of autos in U.S. And we are also number one supplier to automotive and [wide growth] industry in USA. We have a very highly productive operations in Western Europe and value-added long products to automobile industry.

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Second market is developing markets, which has these countries, Algeria, China, Central and Eastern Europe, Kazakhstan, South Africa and Ukraine. We are also about 26.3 metric tons, similar to our developed markets.

These markets are -- have a very dynamic economic growth. Their growth rate is definitely very higher than these developed, mature markets. We have a low operating cost. We have lower value-added production because these are growing markets and there is no need to produce, have a higher percentage of value-added products in these markets. That is one of the reasons why we have more spot sales in these markets.

Clearly, Kazakhstan and Kryvorizhstal, Ukraine are among the lowest cost steel operations on a global basis. And these companies have a very strong vertical integrations. That is also the characteristics of Mittal Steel of – is strengthening their vertical integration. All these companies which are in developing markets have a strong footprint in low cost production regions.

We have been recognized in the steel industry as the leader in process and product technology. We compare basically ourselves with Arcelor, with our USA Company, which is Mittal Steel USA. As I said 50% of volumes is to long-term contracts. We are the preferred suppliers to all these customers, Nissan, Ford, [inaudible], Toyota, DaimlerChrysler, GM. We are the largest supplier of ultra-high-strength steel including sophisticated martensitic grades and safety-critical parts. We are the largest supplier of exposed automotive sheet in North America, more than 35% of our sales is to OEMs.

We have been pioneers in early involvement programs with the automotive designers. For example, if General Motors or Ford has to come out with a car in 2008 or '09, we start involving ourselves with them at this stage. We are the largest supplier of heat-treated plate in the America. And also we are one of the major suppliers to proprietary grades armor plates for the defense industry. Similarly, we are also largest North American supplier of motor lamination steel. These markets, which are the developing markets, are expected to exhibit strong economic growth. And as mentioned earlier, enjoy very low operating costs.

You can see here that 47% of our business in developed markets and 53% in these developing and growing markets, their steel consumption per capita is very low, which we can see when compared with the USA. And all these are growing market trends. We expect that there will be a continuous healthy growth in these markets, and since we are there we will participate in these growths. Similarly on our product diversifications, 70% is flat and 30% is long. And even in the flat, if you go by the different products, we are almost in all the products in the steel industry. And on the geography basis, 47% of our business is in America and 21% Asia-Africa and 32% in Europe, which is a clear signal of the strong diversification by product as well as geography.

This chart shows that we have a strong international presence. We are operating in 16 countries, four continents. We also have mining operations. And we have global sales and marketing offices throughout the world. And we have a leading position in number of markets.

With our --such a strong global presence, we can provide services to our global customers. We also have access to new markets, acquisition opportunities. We have operating and geographic diversification. We can optimize product and supply logistics. Similarly, because

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of our size and our geographical diversification, we have leverage on our purchasing and also we have access to ultimate supply sources.

As a steel company we have the strongest position in raw materials. As an iron ore producer everyone thinks we're only the steel company, but as an iron ore producer we are the fifth largest iron ore producer with a reserve of about 4.2 billion tons. We are also the largest producer of for direct reduced iron, which is alternative to scrap. It's about 11 million tons. We have significant capacity source on coal and we have reserves of about 1.5 billion tons in coal. So we are 80% of our requirement. We are self-sufficient. You can see here. And infrastructure, we have a lot of infrastructure within the group like deepwater ports, railways, and engineering workshop.

Since we are 50 -- at this time we are about 50% on our iron ore going forward based on our current projects. By 2010 we will be about 80% on our iron ore supply and -- which means that we are indirectly hedged from price increases in raw materials. The other benefit of our mines are that they are located in close proximity to our steel operations, which provides considerable savings. Now Mittal Steel has grown through acquisitions. You can see since 1989 we have made more than 20 major acquisitions. And we have acquired these companies over a period of the last 15 years, but we have fully realized the full potentials of this asset base.

There are two examples here that -- how we have grown the productivity and shipment in these companies and how we have captured potential synergies. For example, in ISG we have announced $250 million of synergies, which we are on the way. In Kryvorizhstal the company which we acquired last year, end of December we announced $200 million of synergies.

But going forward we believe we can achieve higher than $200, maybe up to $300 million. We have significant investment program in all these companies. And -- for example in 2006 we have announced investment -- capital investment program of $1.7 billion.

Our investment programs are strictly driven by ROIC. And that is one of the reasons you will find that our ROIC is one of the highest in the steel industry. Here it is -- we have a continuous operational improvement program and -- which we achieved through our Knowledge Management Program. Basically it implements the best practices in all disciplines through inter-company and industry wide benchmarking.

Here I give you a small example of lost time injury rate. Mittal Steel lost time injury rate has reduced from 1.03 to 0.79 between '04 and '05. Similarly Gandrange, the plant, which is in France, we have been able to reduce our lost time injury rate by more than 60% in '05. ROIC, which I just said two minutes back, we were number one company in Fortune list in terms of ROIC of 54.2% in 2004, which was exceptionally good year for the industry. And 23.9 is still one of the highest ROIC in the industry.

If your look at our last 12 months of EBITDA margin, we are second to Posco. And still we are much higher than our competition. In the global company like this, which is 50% in matured market and 50% in growth market, 22% EBITDA margin is very impressive. It would compare with these companies like Nippon Steel and Arcelor. We have a strong liquidity position. We have cash and cash equivalent of $2 billion at the year-end 2005 and significant free cash flow in 2005. Actually it should be $4 billion, not $3 billion.

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Now, I hand it over to Aditya for results and guidance. Thank you.

Aditya Mittal: Thank you. Good afternoon. It's amazing to see the amount of people that have come here to listen our results presentation. It normally doesn't happen that way. I'll quickly walk through the results so that we can start with the Q&A. I'm sure you're curious to hear more about the Arcelor transaction.

In any case, in terms of the fourth quarter I'll give you a quick overview. The profit increase is in line with guidance. Our net income has increased by 36% compared to the third quarter. We have successfully integrated Kryvorizhstal in Ukraine. I'll talk about that later in the presentation. Cash flow from operations in the fourth quarter is over $1 billion.

Net debt has been reduced by approximately 0.5 billion before acquisitions and we've also increased the quarterly dividend by about 25% to about $0.125 per share per quarter to reflect the underlying growth in cash flow prospects for the business in 2006. We walked through some of the numbers earlier, but return on equity for 2005 is 35%. ROIC is 23.6%. And EBITDA margin is around 20% for the year.

In terms of the results, sales is primarily flat compared to the third quarter. There's a reduction in costs, which has occurred from the third to the fourth quarter. We have one-time items in the SG&A, and therefore there's a $30 million increase. This should not be recurring in the first quarter 2006. Depreciation charge is higher primarily due to the inclusion of Kryvorizhstal. If you look at our operating income it's about 14% higher compared to the third quarter.

We also suffered from a one-time cost accounting impact in the United States where we merged our U.S. entity, which is Inland and ISG together, which was $52 million. So if we add that to the operating income, we're looking at a number which is closer to $923 million of operating income for the fourth quarter. The EBIT for Kryvorizhstal is marginal. It's about $2 million for the fourth quarter. So on a like-to-like basis you have $923 of operating income compared to $765 for the third quarter.

Margins clearly have improved from the third quarter. And we spoke about the net income increase of 36% earlier. There's also a shipment increase of about 5% from the third quarter.

The next couple of slides basically break down what's happening in shipments, costs and operating margins per region. I'll just walk you through the key highlights. There has been a volume increase in the U.S. This is due to stronger apparent demand.

And we have lower volumes in Mexico because the flat market is relatively weaker than it was in the third quarter. We have seasonal recovery in Europe, and that's a 3.8% increase in shipments. And Asia and Africa volume is down primarily due to weak Chinese demand.

In terms of the cost position, in the U.S. there's no major price rise impact due to long-term contracts. There is costs, which are under control due to ISG synergies. The cost reduction measures in Europe are quite impressive as we reduced the cost base by 10%. And in Asia/Africa we suffered from an increase in costs primarily due to lower volumes and some price improvements primarily because of product mix changes.

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In terms of margin improvement, clearly there was margin improvement in America and Europe due to the underlying factors which we spoke about earlier. And in Asia and Africa margin deterioration primarily by impacted by the weaker Chinese market.

In terms of the net income breakdown, I'll quickly walk you through the main changes. Our financing cost was impacted by about $30 million because of the inclusion of Kryvorizhstal and the additional interest burden. And $11 million of a one-time exceptional cost for early retirement of certain debt. We had a lower tax rate and a minority interest charge increase as well with South Africa earnings, resulting in a net income of $650 million for the quarter, $0.92 per share of earnings.

In terms of the cash flow, we talked about this earlier, we began the quarter with about $1.74 billion of net debt. We generated over $1 billion in cash flow from operations. We spent $430 million in CapEx in various ongoing projects. And we spent $4.9 billion in acquisitions. In terms of acquisitions, the net acquisition cost for Kryvorizhstal is $4.61 billion, net of the cash on the balance sheet of the company.

We spent $80 million buying another 2% of our subsidiary in South Africa, $34 million buying a port facility in Romania. And $98 million in terms of increase of our stake in the Bosnian facility, coming to a grand total of $4.9 billion. We paid off $143 million of dividends in the fourth quarter, resulting in a net debt position of about $6.2 billion.

This provides you a quick overview of the balance sheet of the company. The balance sheet remains strong and healthy. We have investment grade ratings, Triple B+ from S&P, BAA3 from Moody's, which reflects the ongoing credit profile of the company and the underlying cash flow generation capabilities. We spoke about the dividend increase. It's going to be paid out the 15th of March and so on for the rest of the year.

Let me just talk about Kryvorizhstal, what we have done and what the prospects are. If you look at the EBITDA results for Kryvorizhstal, the operating profit was $2 million, which is negligible compared to the earnings of the whole group. Yet we had $19 million of purchase accounting costs at Kryvorizhstal. And operational EBITDA was actually higher but due to other reasons, it's coming out to $21 million.

If you look at the synergies that we recorded, it's $173 million on an annualized basis, which is quite impressive. We found more synergies on the revenue side than we expected. And they exceed our synergy forecast already.

We expect to get the purchasing synergies by the second quarter of 2006 as the coke facilities ramp up and we can better improve the iron ore supply environment.

In terms of ISG in the U.S., we continued to make progress in terms of achieving synergies. We achieved $120 million of synergies in the fourth quarter, $100 million from purchasing, another $20 million from manufacturing. This was a combination of two closely located facilities, primarily Indiana Harbor East and Indiana Harbor West, the former LTD East facilities, and the former inland facilities. We also had additional one-time cash savings of inventory reduction, $60 million in '05 and forecast another $100 million in 2006.

In terms of our outlook, in terms of projects and investments, we're targeting $1.7 billion of CapEx. The first steel CapEx is about $600 million. And this is primarily added value

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investments, which have been completed in Kazakhstan as well as a major investment in Poland to respond to new demand from the automotive industry occurring in central Europe. In terms of investment in iron ore, these totaled almost 28 million tons. We have realized the first phase of Bosnia expansion and the Liberia project is expected to start end of 2006. We’re budgeting about $200 million plus of CapEx for our mining activities in 2006.

Let me just quickly talk about guidance and then hand it over to our Chairman and CEO. In the U.S., we expect shipments to improve, prices to improve and the cost position to be higher primarily due to natural gas. Our operating income as a result will be higher. In Europe, we expect a better demand environment. Again, shipments higher, prices flat, costs flat. And due to the shipment increase, operating income higher. In Asia/ Africa we expect similar amount of shipments. However, we do expect prices down. Costs in line and therefore operating income should be down in Asia and Africa, primarily due to the China impact.

Overall, as a group, we expect in the first quarter to have shipments increase by 10% and a higher operating income by approximately the same amount. We expect our tax rate to get normalized in the first quarter, which would be a run rate of 25%.

With that I hand it over to talk more about market prospects and outlook. Thank you.

Lakshmi Mittal: Thank you, Aditya. I'll speak a little bit on market prospects for '06 and give you a breakdown of '04. '04 we had record prices and record profit for Mittal Steel. Performance was $5.3 billion net income.

And this was an unusual very strong year. But in 2005 what we have seen that in spite of the weakness in the market and the weakening of the prices, we still had EBITDA margin of 20% and EBITDA of about $5.6 billion.

What we saw in 2005 that -- because of the industry consolidation, we saw production cut by some of the producers in Europe and America. And we have also seen that the Chinese market continues to be strong. And there have been some excess production in China. But by the end of the year we see that there has been a slowdown, which I’ll show you in the next slide.

In 2006 we expect prices to stabilize in the first half with an expected strengthening of prices in second half. And accordingly we’ll see a better profitability for the year 2006.

Here I want to show you that there has been a slowdown on the Chinese production. Fixed asset investment remains strong in China, [cruising] resulting in decline in inventories. Inventories have started declining in China, which you can see here. And there has been reduction in the investment in expansion due to lower prices. China's companies are not able to make money at these prices, so they also reduced their investment.

Similarly China's government has come out with a policy which is very positive for the industry. They have announced that the steel industry in China should also consolidate there. By 2010 50% of the Chinese production should in the hands of top 10 steel companies. And by 2015 they expect 75% of China's production should be in the hands of top 10 companies, which means that in the -- China’s industry will also move towards consolidation similar to

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other parts of the world, like Japan, U.S., and Europe, which is a very positive sign for the sustainability of the steel industry going forward.

And for the reasons [that] I just explained, we are seeing that there has been price stabilization in China. There has been weakness in December for last three months here last -- Q4 and Q3. But from generally we are seeing that prices started moving up. This is clearly a very positive sign for the steel industry.

If I walk you through the market conclusion for the three regions -- America, real demand to remain stable. Everyone was expecting higher imports. But we have seen, because of the price difference between America and rest of the world or between America and Asia, what we are seeing that there has not been major increase in imports, which is a very positive sign. And inventory levels in U.S. are pretty low, which is also a good sign for the American steel companies.

In Europe, we believe that European demand should recover primarily arising out of this expansion of Europe. And so there is a progressive growth coming up and this will improve the real demand. Imports like United States have not increased. Inventories are at low levels. Asia and China -- China is real steel demand to continue to grow. Production growth will continue to slow down because of the restrictions from China's government not allowing smaller companies to grow, asking smaller companies to shut down and consolidation of industries.

These are all leading to slowdown on the production growth. And China's government is very clear that they do not want their expensive sources to be used for loss making steel or steel for export. So that's why the export is limited from China.

I walked you through all the points. And in conclusion, I would like to say that in 2006 [wall] industry growth expected to improve progressively. For the Company, new initiatives and investment to maximize internal growth and return potential. We will continue to focus on this and we are confident that our offer to our Arcelor shareholders is to create a more sustainable and value creating steel leader. Thank you.

With this I will open for questions and answers. Thank you.

QUESTIONS AND ANSWERS

Unidentified Audience Participant: [inaudible - microphone inaccessible] I'm from Belgian television. Hello. I have a couple of questions. You've said you would reverse Arcelor's decision to close the Cockerill site in Belgium. And the question was how long you expected that site to remain open and as well as other high value-added sites in Belgium? And the second question is there's a debate going on in Belgium about whether the HQ for the company post-acquisition might not be in Brussels itself as it gives a number of advantages. I'd like your thoughts on that.

Lakshmi Mittal: We have not said that we will keep [inaudible - highly accented language] open. We said that in view of this merger when we have alternate source of supply, raw material and --

Operator: [OPERATOR INSTRUCTIONS]

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Lakshmi Mittal: -- the alternative. But primarily it does not change that. But we are prepared to revisit. Luxembourg has been the home for the Arcelor and it has a long history and tradition. That's why we have said that we are prepared to opt to Luxembourg. Not to another place.

Unidentified Company Representative: Is it [Chris]? Do you have a question? Chris?

Chris Furber: Hello, Mr. Mittal. [Chris Furber] for SteelWEEK, a couple of questions that come to mind. You had spoken about $1.7 billion CapEx in 2006. I might not have been a bit clear. Can you say where the priority is going --

Operator: [OPERATOR INSTRUCTIONS]

Chris Furber: You perhaps stated a little bit what you plan doing at Kryvorizhstal this year, since this is your -- basically one of your diamonds, we could say.

Aditya Mittal: I do [believe] Kryvorizhstal is one of our diamonds. But we have many. The areas where we're going to invest in 2006 is primarily in Central Europe.

We are embarking on making major investments in Poland to -- there's a brand new hot strip melt facility upgrade, wire iron melts, and others to cater to the new automotive demand, which is expected in Central Europe.

Vis-à-vis Kryvorizhstal we have not announced any plans in 2006. And it's not part of the $1.7 billion budget. There, as you know, the facility has the capacity of about 10 million tons. And it's currently producing about 6.5 million tons. It does require investments to achieve the 10 million ton figure. And that is something that we're going to look at once we do market studies and better understand the prospects of this increased tonnage. Most probably the investment would also be to increase its exposure to the flat market, as Kryvorizhstal right now is a long producer. And as that study evolves and as we take decisions we’ll inform you accordingly.

Chris Furber: Will -- I'm sorry -- will Kryvorizhstal in terms of -- you said that Kryvorizhstal is not going to be part of the $1.7 billion CapEx program. Do you plan to; do you have a separate program in this? Do you have a separate CapEx program in this? Because I noticed that in terms of assimilating Kryvorizhstal that it is a bit separate from everything else that you're doing at the moment.

Aditya Mittal: The $1.7 billion does not have a specific investment program to take Kryvorizhstal from 6.5 to 10 million. That does not mean that there is no CapEx in Kryvorizhstal that is occurring in 2006. The $1.7 billion includes ongoing small CapEx projects in the Ukraine, in Kryvorizhstal, and other parts of the world. The main highlight is really Poland and et cetera.

If we were to embark on expanding Kryvorizhstal, in any case the CapEx numbers would come into the 2007 financials and not in the 2006. Because by the time you place the orders and you get the invoices and the equipment comes on, there is a 12-month lead time.

Lakshmi Mittal: Okay. Over here.

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Roger Beard: Thanks. [Roger Beard, TV-AM] Two questions for the Chairman if I can. The first thing is the investors and certainly the markets say the Arcelor Mittal deal makes sense. Is your fear that the politicians will find a way to scoff at this deal to make it unpalatable and hence your grantor last week?

And the second question is that the Arcelor Board have talked in quite negative terms about Mittal Steel the poor quality of its steel in their eyes and then the non-European way the company does business. Do you think there's a hint of snobbery or perhaps even racism in these comments? And if that is the case, is that a company you would even do business with?

Lakshmi Mittal: Given all the -- we have preliminary meetings with the politicians in last few days. And we have explained to them about the strong industry logic and rationale for this transaction. And the good thing is that politicians and political leaders at the center level, at the regional level, they have started to understand the rationale.

Now we are going to make a presentation to the different leaders about the documents which we have for the large industry logic. That dialogue will begin. In the mean time, you'll hear that the Luxembourg government has appointed an investment house yesterday. And Belgium government announced it last week. That means the process is now becoming more business discussions. So this is a very positive sign for the whole process.

We are European company -- Dutch-based European company and Arcelor is also European company. And so I really do not agree. I don't agree there's any difference in anything. We have also business in U.S. We have business in Africa. We have business in Europe. And we also have business in Europe and Latin America. So basically there is no difference in culture. It's the two European companies merging.

And we have all the different kind of nationalities like Arcelor has. They have 45 nationalities. And we have been working very well with the different cultures. There's no difference in culture.

Unidentified Company Representative: Ed Simkins?

Ed Simkins: Hi, it's [Ed Simkins] Sunday Telegraph. China has seen this space on a driver of growth for the steel price over the past few years. And if it's becoming a net exporter of steel, doesn't that kind of bode ill for the future of steel demand?

Aditya Mittal: In terms of the Chinese steel industry, you do have to recognize that China is not making profits based on the current price level. We have a joint venture investment in China called Hunan Valin. And we can see its fourth quarter results and they're not that positive.

This basically cuts down capacity growth because if you're not making money selling the steel, it's very difficult to justify investment. That's exactly also the direction in which government policy is moving. And the RC has announced that they will not approve any new capacity in 2006, any new mill in China. If you look at the fixed asset investment growth rates as well, you can see tremendous decline from what happened in the first half of 2005 compared to the second half of 2006.

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Lastly, in terms of China, we don't see China as a competitive threat vis-à-vis to the exports. Because China is largely dependent on iron ore imports and to import iron ore among its inland industrial network is expensive. And then to re-export into the American or European markets does not make commercial sense. From our point of view, the problem is primarily in the Asian market, and we expect a recovery soon, as they do need to earn the cost of capital.

Unidentified Company Representative: [Mark Roche]?

Mark Roche: Mark Roche with [inaudible - highly accented language]. Presently, there are hedge funds grasping --

Operator: [OPERATOR INSTRUCTIONS]

Unidentified Audience Member: -- more than the 12% of the Luxembourg and [inaudible - highly accented language], what do you have to offer to hedge funds other than a collage of two companies? There's no synergy between the two companies.

Aditya Mittal: There are huge synergies between the two companies. The synergies that we have announced are $1 billion, and this was primarily in purchasing, in market-related opportunities and manufacturing process optimization. If we take it a step further, there are bigger synergies than just perhaps what you can document on a piece of paper, and that has to do with the steel industry and the industrial logic and the vision of this transaction.

In terms of the steel industry, if you look at the levels of consolidation the steel industry has, it's significantly lower than its supplier or its customer base. The iron ore industry is much more consolidated. The automotive industry is much more consolidated. To really create a steel industry for the future, we need to consolidate the steel industry.

In terms of our global vision or our global strategy, we have both been talking about creating an 80 to 100 million ton steel company, both Arcelor and Mittal Steel. This achieves that vision of both the companies.

In terms of tactics or strategy, we both talked about having greater exposure to emerging markets in iron ore. Hence, our storage bed for Turkey, Ukraine, which has a lot of iron ore, as well as [Depasto] in Canada, which has iron ore. We bid for [Udimere] and Ukraine [Cardibe 1] in Ukraine. So the strategy in terms of emerging markets, in terms of iron ore exposure, in terms of growth vis-à-vis the steel industry is completely complementary.

We can build a stronger company in Europe. It's better for jobs, it's better for research and it's better for the customer at the end of the day, and that is why the merger makes sense.

Lakshmi Mittal: Well, you can see very clearly that since we announced this transaction, already a lot of -- about $8 to $10 billion of value has been created. And this value has been created not only for two companies, but the steel industry in general. The steel industry in general has created value maybe of 20, $30 billion separately, which clearly demonstrates that the shareholders can see a sustainable future going forward. It could reduce the volatility in the market of – the steel industry will remain cyclical, but the idea of this consolidation is reduced volatility in the market, create sustainability and create a better future for the shareholders.

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Unidentified Company Representative: [inaudible].

Unidentified Audience Member: [inaudible question – microphone inaccessible] from the Daily Mail. Can you just elaborate a little bit about why you're so confident, because it seems that there's been a world of hostility by European politicians. Arcelor seems to be looking for other acquisitions to make themselves less digestible. Are you going to the same meetings as these politicians, or is there a reality gap there?

Lakshmi Mittal: In the beginning, definitely there was a bit of surprise from all these countries, but I'm very pleased with my meetings with politicians, and they realized -- they started realizing that it has a logic, it has a strong industry logic, it has industrial sense. It's good for the Europe to create a stronger European global champion. It is important to protect job cuts. So it is important for the whole industry. And now, as I said a couple of minutes back, that these governments have already moved away from politics and they have wanted the investment bankers to make an assessment. So this means at least we have moved in the right direction, and then when we meet the shareholders, we see a very positive response. They are very encouraged about this transaction.

They are seeing the value creation since the transaction has been announced, and they also see they will have an opportunity to participate in the future, going forward. So all these signals are good. We have started meeting some of the unions. We have assured them of their jobs. We have announced that there will be no jobs cut or layoffs arising out of this merger. So they all are positive signals, and we have been achieving full support from the shareholders, and I'm sure at the end of the day shareholders will decide this merger.

We have also opened ourselves to have a friendly talk with the management of Arcelor. I'm sure at some point we will have this discussion, and both of us have the best-in-class management team and the combination of these two companies will create the best-in-class management team in the steel industry.

We have also said that we will keep our global headquarters for research and development in [inaudible], and that's also very important for the district, for the region. So we are seeing a lot of positive signals in which we believe will lead us to succeed in this transaction.

Oliver Morgan: Thanks. Oliver Morgan from the Observer. You talk about shareholders. Talking to some of them, they see the logic of the deal and the geographical fit and so on. The one thing they don't see the logic of is the price. Is that something that is – you've said in the past that that is not something you're negotiating on. Is that something you might reconsider? And, secondly, can employees at the merged company really take your word that there won't be any job losses as a result of this deal, at face value, given what happened in Ireland, and how long is that commitment binding?

Lakshmi Mittal: I'll speak about Ireland first, because I think that's more important to explain to you. In Ireland, we fulfilled all our obligations of our purchase agreement. All the obligations to our employees were fulfilled, and we have fulfilled all our commitments, whatever we made in Ireland.

It is a very small business in comparison to the whole business of the group, which has 310 employees against 200,000 employees, what we have today. So it was a very small business

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which we tried our best, we could not turn it around. We continued to fund losses for five years.

At the end of the day, we both decided that it could not continue. I feel very sorry for this plant, because this is the only exception which anyone can point out to us. If you look at our track record in various countries, we have fulfilled all our obligations in terms of our jobs. We are not a small company. We have 220,000 employees globally. We have healthy relations with the trade unions. We have healthy relations with all the regional authorities and we have been fulfilling all our obligations, so there is no fear or there is no need to doubt to any of the employees leadership or to the unions or to the employees for these commitments.

The offering is very attractive, I have always said, and we maintain this position. We have seen that from the stock price movement that there have been – I mean, the shareholders have liked it, and you can explain more on this premium thing.

Aditya Mittal: Sure, if you look at the response of the shareholders, clearly, it's very positive. If you look at the bid premium or bid discount, it's within a percent. So, from a market expectation, they do realize that the bid is fair and fully valued. A lot of the consideration is in stock, and as our stock price improves, so does the underlying bid value. So even though we launched the offer at a value of EUR28, today, the offer, based on our stock price improvement, is valued around EUR30. And, therefore, as the merger certainty increases, as people begin to realize the synergies and the industrial logic of this transaction, our share price should do much better, which means better value for the Arcelor shareholders.

If you look at our paper, the Mittal Steel stock and analysts’ coverage on it, we have actually more analyst coverage on our paper than Arcelor does. And the consensus estimates for where our stock should be trading is significantly higher, which implies that our paper is actually undervalued. And if you capture that in the valuation of the deal, then you realize that we're offering a very fair consideration for Arcelor.

Unidentified Company Representative: Gentleman here.

Henry Cooke: Henry Cooke, Steel Business Briefing. Could you give us some guidance as to the likely timing of the offer? When do you expect to dispatch the offer document to shareholders, and what would be the deadline for acceptance? And secondly, just to recap on that last question, I don't believe I heard a yes or no answer to the question of whether you would consider increasing the offer or not?

Lakshmi Mittal: The answer for the second question is no.

Aditya Mittal: And in terms of the first question, we have actually provided final offering documents to the regulators. There's three regulators involved actively on this transaction, the Luxembourg, Belgium and Spanish regulators. We are making for them to make the offer effective. They have their due process. We expect to close the transaction still in the second quarter, so from our point of view there has been no delay in the timetable.

Unidentified Company Representative: This gentleman down here.

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Andrew Mann: It's Andrew Mann from Reuters. You have said that you hope to have good discussions with top officials at Arcelor. When exactly was the last time you spoke to them, and what role do you see for Arcelor's CEO in the combined entity?

Lakshmi Mittal: Last time we met when they hung up on me.

Andrew Mann: [inaudible question – microphone inaccessible].

Lakshmi Mittal: Well, I mean, this kind of organization has to have a friendly discussion at one point. It is the matter of future of 320,000 employees. We have to have a best-in-class team and we really admire and respect Arcelor management. I have high regard for Guy Dollé personally. I've known him for three years. I've been meeting him regularly on [double ISI] meetings.

But we want to -- we will have at some point – I’m confident – I hope that Arcelor is also open for this, and we will have a discussion on this, how to create the best-in-class team.

Andrew Mann: But what do you see for the Arcelor CEO in the combined entity?

Lakshmi Mittal: We haven't reached that point yet. We have to sit down. I mean, I can guess, he can guess, but we haven't sat down.

Unidentified Company Representative: Andrew?

Andrew Johnson: Andrew Johnson from the Daily Express. A couple of questions, really. First of all, are you delivering the best value -- should this deal be created, are you delivering the best value to your own shareholders in making the promise not to cut jobs, because surely they might reasonably expect you to extract as many efficiencies as you can from the combined business. And the second question is, given the fact that year-on-year all the performance metrics you outlined such as ROIC and so on on down, why have the dividend payments gone up from $763 million to just over $2 billion?

Aditya Mittal: The dividend payment of 2 billion was a special dividend paid out in 2004, so the dividends have actually come down to a regular policy, which has increased. So the special dividend of 2 billion was an exception that was paid out in 2004.And going forward the company used to have a dividend policy of $0.10 per share, now it's $0.125 per share, and that has to do with the fact that we believe in the health of the steel industry going forward. Before 2005, we never had an environment in which production cuts occurred. We announced production cuts. We were the first ones in the steel industry. And others in the steel industry followed, including Arcelor and others in the U.S. and in Europe, which led to a price stabilization environment in Europe and in America.

So, clearly, from our point of view we had good results in the fourth quarter. We believe in the long-term fundamentals of the steel industry and hence we’ve increased the dividend.

Lakshmi Mittal: On our discussion, I feel that the shareholders are happy that we are continuing to grow and create value for them. I mean, this merger is in addition to the value creation which we are continuing to do for the Mittal Steel shareholders. This takes us to the next level of value creation.

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Lakshmi Mittal: And I'd just like to add, in terms of job losses, the merger doesn't create job losses because the assets are complementary. We’re not in the same product group and the same geographies. We're in different product groups and different geographies. So, from an asset rationalization perspective, there is no asset rationalization. The merger is about consolidation.

Having said that, we have our own plans to make our facilitates productive in a socially responsible manner, and Arcelor has their own plans to make their facilities more productive in a socially responsible manner, and both of those plans will be continuing.

Andrew Johnson: But will there be jobs in centralized functions you'll be looking to get rid of, such as headquarter functions, process and procurements, marketing, all the areas where you said you can extract $1 billion worth of synergies from?

Lakshmi Mittal: From our point of view, we intend to grow the business, so we see post the combined or the merged entity there to be more opportunities in terms of expansion of our global presence. And that is why I’ll repeat again, it's not about rationalization, it's about consolidation and future growth in other parts of the world, particularly China and India.

Unidentified Company Representative: [Matthew] [inaudible]?

Unidentified Audience Member: [inaudible question – microphone inaccessible] Sorry -- have customers like Toyota and Ford encouraged you to become a global supplier to them, and did that spur the deal or spur the bid for Arcelor?

Lakshmi Mittal: The customers are looking for better service, better product and competitive price. I met two major customers, and they seemed to be positive about this -- that this merger will bring better quality for them, better products, better customer service and obviously they are expecting better competitive price. And they’re also becoming global.

So we have been talking a lot about having a global supply to global customers. The top 10 companies produce 95% of cars and they do not see many global suppliers, so with this kind of merger and consolidation, they see that there will be more global supply to their needs, so that they can also improve their productivity --

Unidentified Audience Member: Which customers are those?

Lakshmi Mittal: Sorry?

Unidentified Audience Member: Which customers are those?

Lakshmi Mittal: I think these are – I’m told I should not say the names, but we met two customers. Two customers.

Unidentified Company Representative: Lady at the back here.

Unidentified Audience Member: This is for Lakshmi. Are you definitely ruling out raising the cash side of the offer for Arcelor? And also, just speaking to a senior source close to Arcelor yesterday, they’re talking about the corporate governance concern, which they're saying will be a big concern for their shareholders, and they're not going to find the paper

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side of the offer, the equity side, very attractive at the moment. They're talking about Mittal having 100% control of its board under its bylaws. There was one member of the board who says that they didn't know when the approach was made to Arcelor, that the approach was going to be made. That that kind of thing they are really going to go into.

So I'd like to know, are you going to take any steps to deal with corporate governance, to reassure people, to improve it?

Lakshmi Mittal: We have announced a couple of changes in our corporate governance. First of all, let us compare two companies' corporate governance. Mittal Steel is listed in the New York Stock Exchange, Amsterdam Stock Exchange, and we have the stronger corporate governance requirements because of our listing in the New York Stock Exchange. Out of our board members, we have nine board members, out of which five of them are independent out of nine. And Arcelor has 18 board members, 10 of them are independent.

So in terms of our ratio in terms of independent board members, clearly it is the same. Going forward, we have said that we will enlarge our board of directors to maybe 14, 15, 16, and [family nominees] will continue to be three, and the rest will either come from different countries or there will be also representation from the employees.

So we are talking of a very standard of corporate governance in terms of vote. On the voting rights, we used to have one to 10 voting rights in Mittal Steel. Going forward, we have said one to two.

Europe is not unknown for their family influence or family-owned companies, and it's also true that family-owned – family-influenced companies have outperformed public companies, not only globally but even in Europe. So -- but, anyway, the way we operate our businesses, we have the CEOs in each company, we have professionals running all over the world and our performance has been one of the best in the industry.

So I do not believe that there’s any fear for any corporate governance to any of the shareholder of the company. If our stock is covered by 10 to 12 analysts in the steel industry, that means it has a value, and today among the steel industry globally, on a global basis, we have the highest market capitalization. Analysts are expecting a high growth in our stock price, which clearly shows that there is a value creation for the shareholders of the company and that paper has a lot of value for the shareholders.

Unidentified Company Representative: Can we take three last questions? This gentleman here at the back.

Unidentified Audience Member: [inaudible] Financial Daily. Mr. Mittal, you have talked to investors. Have any of them already committed themselves informally to the offer? And, if so, who?

Aditya Mittal: We had good discussions with the shareholders and I cannot comment on these discussions specifically, apart from the fact that they have voted with their feet and you can see the fact that our share price and Arcelor's share price are trading in line for many, many days, which reflects the market's confidence and the shareholders' confidence that this transaction makes sense and should go through.

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Unidentified Company Representative: Okay, one last one from [Krista].

Unidentified Audience Member: Mr. Mittal, I understand that at first a lot of the governments in Europe were hostile toward this offer. It seems, however, that there's been a bit of a softening from governments, at least from the French side, where Arcelor is a large employer. However, it seems as though the Luxembourg government, which is the single largest shareholder in the company, has still maintained a very hostile position.

Do you see any indication that they could change their position at any point? And is there a possibility that they could present some sort of a hindrance to you?

Lakshmi Mittal: I do not expect them to be of hindrance, because everyone now realizes that this is the merger of two European companies. The steps what they have taken in last days, are very positive, which means that they want to have a very fair view of the situation. They have appointed investment bankers.

As I said, yesterday, Luxembourg government has announced to J.P. Morgan to advise them. So these are the steps which I think are very positive and very businesslike.

Aditya Mittal: Just as an aside, if you read the Prime Minister's statement, he did say repeatedly that when he was first approached on the combination of Arcelor, he was hostile to it as well, and upon further consultations, discussions and understanding of what the industrial project was, he was convinced that it was the right thing.

Unidentified Audience Member: Just because I spoke with the government the other day and I had asked if Prime Minister Juncker had many any sort of statement indicating that he was changing his position or softening his position. They told me that he had not made any statements as such indicating that, or he had not made any further statement speaking about Mittal's bid for Arcelor prior to the one that he had made before.

Aditya Mittal: Yes. And I was just suggesting that in the first instance he was also hostile to Arcelor, right. So there is hope. Thank you.

Lakshmi Mittal: Thank you very much. Thank you for your support. Thank you.

Operator: Ladies and gentlemen, before you disconnect, the company has asked me read the following disclaimer. No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators. In connection with this proposed acquisition of Arcelor SA, Mittal Steel Company will file important documents with the United States’ Securities and Exchange Commission, the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information.

Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge, on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

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This communication contained forward-looking information and statements about Mittal Steel Company, NB, and Arcelor SA and their combined businesses at the completion of the process acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services and statements regarding future performance.

Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words believe, expect, anticipate, target or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor securities are cautioned that forward-looking information and statements are subject to various risks and certainties, many of which are difficult to predict and generally beyond the control of Mittal Steel that could cause actual results and developments to differ materially from those expressed in or implied or projected by the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in the public flings with the Netherlands authorities for the financial markets in the Netherlands and the SEC or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise. This concludes today's presentation. We thank you for participating, and you may now disconnect. Have a great day.

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